May 27, 2010

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549-7010

Attn:	Ms. Linda Van Doorn – Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Equity Residential (the “Company”) File No. 001-12252 Form 10-K for the year ended December 31, 2009

Dear Ms. Van Doorn:

Please find below our response to the comment letter dated May 19, 2010. Capitalized terms used herein and not defined have the same meaning as defined in the Notes to Consolidated Financial Statements of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

Form 10-K for the year ended December 31, 2009

General

1.	We note that you incorporate Part III disclosure by reference from your proxy statement. We also note that you filed your proxy statement on April 15, 2010. Please note that we will need to review this material before we can complete our review of your Form 10-K, and we may have additional comments.

The Company acknowledges this comment and understands that the staff will review the Company’s proxy statement before completing its review of the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	On page 33 you discuss that Fannie Mae and Freddie Mac provided you with approximately $1.6 billion of secured mortgage financing in 2008 and $500 million in 2009 at attractive rates, when compared to other sources of credit available at the time. Please expand this disclosure to disclose the terms of this debt, including the maturity dates, whether the loans were at fixed or variable rates, and the comparable market rates at the time. In future filings, quantify the positive effect on your recorded interest expense for 2008 and 2009 and subsequent periods related to the below market rate borrowings.

Ms. Linda Van Doorn

May 27, 2010

The Company provides a current environment discussion in each quarterly filing to provide its stakeholders an opportunity to view the Company’s prospects from management’s perspective given events in the general economy as well as its specific industry. This section is not intended to provide any specific piece of disclosure or a list of the Company’s transactions or results. The financings referred to in this paragraph are separately disclosed by individual borrowing in the Company’s Notes to Consolidated Financial Statements (see Note 8, pages F-25 and F-26), where proceeds, terms, interest rates and collateral are all provided. The current environment disclosure does not imply that these financing terms were below market. Somewhat similar terms were generally available to owners financing multifamily properties with Fannie Mae and Freddie Mac at that time. The disclosure offers the fact that other sources of financing (unsecured notes for example) would have been more expensive to issue at that time and that the Company was attempting to be proactive in addressing its debt refinancing needs in light of the issues in the credit markets at that time. The current environment disclosure is updated each quarter as part of the Company’s ongoing effort to provide a current and relevant discussion and this reference to Fannie Mae and Freddie Mac financings was not included in the Company’s Form 10-Q for the quarter ended March 31, 2010.

Financial Statements and Notes

Consolidated Statements of Operations, page F-5

3.	We note that you have included distributions declared per share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

The Company will remove distributions declared per common share outstanding on the face of its Consolidated Statements of Operations and instead add it to the Notes to Consolidated Financial Statements in all future Form 10-K filings. As required by Article 10 of Regulation S-X, the Company will continue to present distributions declared per common share outstanding on the face of its Consolidated Statements of Operations in all future Form 10-Q filings.

Note 2-Summary of Significant Accounting Policies

Impairment of Long-Lived assets, page F-13

4.

The penultimate paragraph suggests that when the undiscounted cash flows exceed the carrying amount of a held for use asset, impairment measured as the difference between fair value and the carrying value of that asset would be recognized only if the impairment is deemed to be permanent. Please explain to us how this complies with the applicable accounting literature. Refer to paragraph 360-10-35-17 of the

Ms. Linda Van Doorn

May 27, 2010

FASB Accounting Standards Codification that defines non recoverability as when the undiscounted cash flows are below the carrying amount of the asset without a permanent standard. Show us how you will revise your disclosure in future filings.

The Company will revise its disclosure in future filings to clarify its policy in order to comply with paragraph 360-10-35-17 of the FASB Accounting Standards Codification. In future filings, this referenced paragraph will be modified as follows:

Existing disclosure – “For long lived assets to be held and used, the Company compares the expected future undiscounted cash flows for the long-lived asset against the carrying amount of that asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, the Company further analyzes each individual asset for other than temporary or permanent indicators of impairment. An impairment loss would be recorded for the difference between the estimated fair value and the carrying amount of the asset if the Company deems this difference to be permanent.”

Existing disclosure as revised – “For long lived assets to be held and used, the Company compares the expected future undiscounted cash flows for the long-lived asset against the carrying amount of that asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, the Company would record an impairment loss for the difference between the estimated fair value and the carrying amount of the asset.”

Note 18 Commitments and Contingencies, page F-39

5.	Based on the disclosure related to the housing discrimination case, it appears there is a reasonable possibility of loss. Please clarify the consideration you gave to disclosing an estimate of the possible loss or range of loss associated with this contingency or including a statement that such an estimate cannot be made. Refer to paragraph 450-20-50-3 of the FASB Accounting Standards Codification.

The Company discloses this contingency as there is a reasonable possibility of loss, but no accrual has been made. Available information does not indicate that it is probable an asset has been impaired or a liability incurred at the date of the financial statements. Estimating the possible loss or range of loss at this point would be unduly speculative. In addition, a possible loss cannot be reasonably estimated due to, among other items, the (1) uncertainty over plaintiff’s standing to bring a lawsuit; (2) uncertainty over the applicable statute of limitations; (3) uncertainty over the nature of the remedy, if any; (4) uncertainty over the number of buildings and units covered under this suit; and (5) uncertainty over the nature and extent of remediation, if any. In future filings, the Company will modify its disclosure to state an estimate cannot be made as outlined below:

Ms. Linda Van Doorn

May 27, 2010

Existing disclosure – “Due to the pendency of the Company’s defenses and the uncertainty of many other critical factual and legal issues, it is not possible to determine or predict the outcome of the suit and as a result, no amounts have been accrued at December 31, 2009.”

Existing disclosure as revised – “Due to the pendency of the Company’s defenses and the uncertainty of many other critical factual and legal issues, it is not possible to determine or predict the outcome of the suit or a possible loss or a range of loss, and no amounts have been accrued at December 31, 20XX.”

Note 19 – Impairments and Other Expenses, page F-40

6.	We note the fair values utilized within your impairment analysis were determined using internally developed models based on market assumptions and comparable sales data. Please tell us and revise future filings to describe the significant inputs to your fair value model (i.e. market assumptions and comparable sales data) and the information used to develop the inputs. Reference is made to paragraph 820-10-50-5(c) of the FASB Accounting Standards Codification.

The Company utilizes market assumptions in its fair value model and comparable sales data when available to value land held for development. The inputs include construction costs, leasing assumptions, growth rates, discount rates, terminal capitalization rates and development yields, along with the Company’s current plans for each individual asset. These inputs are evaluated on a market by market basis and consider data gathered from other properties in the Company’s portfolio and its recent acquisition and development properties. External data on properties and projects owned by others is also considered when available. The Company will add to its disclosure in future filings as follows:

Proposed additional disclosure – “The market assumptions used as inputs to the Company’s fair value model include construction costs, leasing assumptions, growth rates, discount rates, terminal capitalization rates and development yields, along with the Company’s current plans for each individual asset. The Company uses data on its existing portfolio of properties and its recent acquisition and development properties, as well as similar market data available from third party sources, when available, in determining these inputs.”

Exhibit Index

7.	It appears that some of the exhibits that you have filed with the Form 10-K and listed in the exhibit index themselves omit certain other exhibits or schedules to the filed exhibits. Please explain to us why Exhibits 10.7 and 10.10 have omissions from them of exhibits and schedules that are part of filed exhibits. Alternatively, please refile complete copies of Exhibits 10.7 and 10.10.

Ms. Linda Van Doorn

May 27, 2010

The material terms of Exhibits 10.7 and 10.10 are set forth in the body of such agreements, copies of which the Company has already filed. The information included in the omitted schedules provides only supplemental information that underlies the representations, warranties and covenants set forth in the body of the respective agreements and the exhibits to each exhibit generally are ancillary documents that address administrative matters under the terms of the agreements. The Company believes such information is not material to an investor’s understanding of the agreements and none of the omitted information is necessary for the protection of investors. The Company believes that to include all of the exhibits and schedules to Exhibits 10.7 and 10.10, which would require investors to read through dozens of additional pages of disclosure which is not presented in plain English, would not provide a material benefit to investors.

Ms. Linda Van Doorn

May 27, 2010

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 312-474-1300.

Sincerely,

Equity Residential

/s/ Mark J. Parrell
Mark J. Parrell
Executive Vice President and Chief Financial Officer

/s/ Ian S. Kaufman
Ian S. Kaufman
Senior Vice President and Chief Accounting Officer

cc:	Philip Childs, Ernst & Young LLP

Gregory Hayes, DLA Piper LLP (US)